SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 2)

CareMax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

244413 100

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Brian Hecht, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 244413 100	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,367,417(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,367,417(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,367,417(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners, L.P. (“Deerfield Partners”); (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by DFHTA Sponsor LLC (the “Sponsor”); (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor; and (v) 50,000 shares of Class A common stock held directly by Steven Hochberg, a partner in Deerfield Management Company, L.P. (“Deerfield Management”), for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

SCHEDULE 13D

CUSIP No. 244413 100	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,317,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,317,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,317,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners; (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

SCHEDULE 13D

CUSIP No. 244413 100	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,317,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,317,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,317,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners; (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

SCHEDULE 13D

CUSIP No. 244413 100	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,367,417(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,367,417(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,367,417(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners; (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by the Sponsor; (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor; and (v) 50,000 shares of Class A common stock held directly by Steven Hochberg, a partner in Deerfield Management, for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

SCHEDULE 13D

CUSIP No. 244413 100	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS DFHTA Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,685,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,685,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include: (i) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (ii) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

SCHEDULE 13D

CUSIP No. 244413 100	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,685,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,685,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (ii) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

SCHEDULE 13D

CUSIP No. 244413 100	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS Lawrence Atinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,685,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,685,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (ii) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 80,310,431 shares of Class A common stock outstanding as of June 8, 2021, including certain escrow shares but excluding earnout shares (based on information provided to the Reporting Persons by the Issuer).

END OF COVER PAGES

CUSIP No. 244413 100	Page 9 of 11 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by by (i) Deerfield Management, (ii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iii) Deerfield Partners, (iv) James E. Flynn, a natural person (“Flynn”), (v) the Sponsor, (vi) Steven I. Hochberg, a natural person (“Hochberg”), and (vii) Lawrence Atinsky, a natural person (“Atinsky” and, collectively with Deerfield Management, Deerfield Mgmt, Deerfield Partners, Flynn, the Sponsor and Hochberg, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of CareMax, Inc., a Delaware corporation (formerly known as Deerfield Healthcare Technology Acquisitions Corp.) (the “Issuer” and such Schedule 13D as so previously amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

On June 8, 2021, (i) Deerfield Partners completed the purchase of 9,600,000 Deerfield PIPE Shares, financed with available cash assets and (ii) the Sponsor completed the purchase of 400,000 Deerfield PIPE Shares, financed with additional capital provided by its equity holders, including Deerfield Partners, as discussed in further detail in Item 4 below, under the heading “Subscription Agreements Closing.”

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

Business Combination Closing

As disclosed by the Issuer on a Form 8-K filed on June 9, 2021, on June 8, 2021, the Issuer consummated the CareMax/IMC Transaction pursuant to the terms of the BCA. Upon the consummation of the CareMax/IMC Transaction the Issuer was renamed CareMax, Inc.

In connection with the consummation of the CareMax/IMC Transaction, the Issuer acquired 100% of the equity interests in CareMax from the CareMax Group and 100% of the equity interests in IMC from IMC Parent, upon the terms set forth in the BCA.

Immediately following the consummation of the CareMax/IMC Transaction, the board of directors and management of the Issuer were reconstituted as set forth in the BCA. In connection therewith CareMax Chief Executive Officer Carlos de Solo replaced Mr. Hochberg as Chief Executive Officer of the Issuer and, immediately following the consummation of the CareMax/IMC Transaction, Mr. Hochberg departed from the Issuer’s board of directors.

In addition, upon closing of the CareMax/IMC Transaction, the Issuer entered into a new Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as set forth in the BCA.

Immediately following the closing of the CareMax/IMC Transaction, all of the issued and outstanding shares of Class B Common Stock, including the 3,368,750 shares of Class B Common Stock held by the Sponsor, automatically converted, on a one-for-one basis, into shares of Class A Common Stock in accordance with the terms of the Company’s certificate of incorporation.

Additionally, as a result of the consummation of the CareMax/IMC Transaction, the 672,000 warrants held by Deerfield Partners and the 2,916,667 Private Placement Warrants held by the Sponsor will become exercisable for Class A Common Stock on the date that is 12 months after the closing of the Issuer’s initial public offering (i.e., July 21, 2021). Each of Deerfield Management, Deerfield Mgmt, Deerfield Partners and Mr. Flynn may be deemed to beneficially own the 672,000 warrants held by Deerfield Partners, and each of the Reporting Persons may be deemed to beneficially own the 2,916,667 Private Placement Warrants held by the Sponsor.

CUSIP No. 244413 100	Page 10 of 11 Pages

Subscription Agreements Closing

On June 8, 2021, immediately prior to, and conditioned upon, the consummation of, the CareMax/IMC Transaction (i) Deerfield Partners purchased from the Issuer 9,600,000 shares of Class A Common Stock of the Issuer and (ii) the Sponsor purchased from the Issuer 400,000 shares of Class A Common Stock of the Issuer, in each case, pursuant to the terms of the Subscription Agreements, for a purchase price of $10.00 per share, in a private placement (for a total purchase of $96,000,000 for Deerfield Partners and $4,000,000 for the Sponsor). Deerfield Partners and the Sponsor entered into the Subscription Agreements and purchased the Deerfield PIPE Shares for the purposes of providing funding for a portion of the purchase price for the CareMax/IMC Transaction and/or providing capital to the Issuer in connection therewith.

Plans or Proposals

In addition to the Reporting Persons’ disclosures with respect to Plans or Proposals as previously disclosed in the Schedule 13D, as amended hereby, and notwithstanding the Issuer’s entry into the BCA and the consummation of the transactions contemplated thereby, the Reporting Persons continue to believe that the Reporting Persons’ expertise, record of generating proprietary investment opportunities and experience evaluating, structuring, financing and executing transactions in the healthcare industry and/or capital markets may continue to be useful in assisting management and the board of directors of the Issuer on a cooperative basis as the Issuer embarks on its strategic plans. In that regard, the Reporting Persons may continue to communicate with members of the board of directors of the Issuer, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential investment and acquisition opportunities and the financing thereof (which may include discussions regarding debt and/or equity financing that could be provided, in whole or in part, by Deerfield Partners and/or affiliated funds), the reclassification of securities, operational matters and such other matters as the Reporting Persons may deem appropriate from time to time. Such matters are likely to include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D, but the Reporting Persons have made no determination to pursue, and may not pursue, any such plan or proposal.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b).

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c).

Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d).

Mr. Hochberg and Mr. Atinsky are the managers of the Sponsor and share voting and dispositive power over the securities held by the Sponsor. Deerfield Partners, Richard Barasch, through an investment vehicle, and Christopher Wolfe are the members of the Sponsor and may be entitled to distributions of the securities held by the Sponsor.

(e).

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

CUSIP No. 244413 100	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN I. HOCHBERG

/s/ Steve Hochberg

LAWRENCE ATINSKY

/s/ Lawrence Atinsky

DFHTA SPONSOR LLC

/s/ Lawrence Atinsky
Name: Lawrence Atinsky
Title: Manager